

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2013

Via E-mail
Thomas V. Shockley III
Chief Executive Officer
El Paso Electric Company
Stanton Tower, 100 North Stanton
El Paso, Texas 79901

> **Re:**   **El Paso Electric Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2013**
> **Response dated August 12, 2013**
> **File No. 001-14206**

Dear Mr. Shockley:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

Primary Components of Compensation, page 21

Annual Cash Bonus, page 21

1. We note your response to comment 3 in our letter dated July 25, 2013. Please confirm that in future filings you will disclose the predetermined threshold, target and maximum performance levels for each performance goal under the Annual

Cash Bonus Plan, in addition to the percentage level of achievement for each of the goals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

Cc: Mary Kipp
Senior Vice President, General Counsel
and Chief Compliance Officer